Consent of Independent Registered Public Accounting Firm

The Board of Directors of MModal Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-176385, No. 333-175474 and No. 333-175472) on Form S-8 and (No. 333-176582) on Form S-4 of MModal Inc. (formerly MedQuist Holdings Inc.) of our reports dated March 14, 2012, with respect to the consolidated balance sheets of MModal Inc. and subsidiaries as of December 31, 2011 and 2010 and the related consolidated statements of operations, equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2011 and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 10-K of MModal Inc.

/s/ KPMG LLP

Philadelphia, Pennsylvania
March 14, 2012